Mercedes-Benz Auto Lease Trust 2015-B
Investor Report
Collection Period Ended   31-Mar-2017

Amounts in USD

Dates

Collection Period No.	18			
Collection Period (from... to)	1-Mar-2017	31-Mar-2017		
Determination Date	13-Apr-2017			
Record Date	14-Apr-2017			
Payment Date	17-Apr-2017			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Mar-2017	17-Apr-2017	Actual/360 Days	33
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Mar-2017	15-Apr-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	272,500,000.00	29,432,581.17	4,520,528.98	24,912,052.19	91.420375	0.016589
Class A-2B Notes	272,500,000.00	29,432,581.17	4,520,528.98	24,912,052.19	91.420375	0.016589
Class A-3 Notes	295,000,000.00	295,000,000.00	295,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**504,225,162.34**	**454,401,057.96**	**49,824,104.38**		
Overcollateralization	247,645,517.86	264,250,965.63	264,250,965.64			
Total Securitization Value	**1,510,005,517.86**	**768,476,127.97**	**718,652,023.60**			
present value of lease payments	532,944,438.27	141,145,593.45	125,265,729.19			
present value of Base Residual Value	977,061,079.59	627,330,534.52	593,386,294.41			

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	264,250,965.64	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.000000%	24,527.15	0.090008	24,936,579.34	91.510383
Class A-2B Notes	1.432220%	38,641.10	0.141802	24,950,693.29	91.562177
Class A-3 Notes	1.340000%	329,416.67	1.116667	329,416.67	1.116667
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**584,293.92**		**$50,408,398.30**	

Amounts in USD

Available Funds

Lease Payments Received	14,542,689.66
Net Sales Proceeds-early terminations (including Defaulted Leases)	24,188,119.40
Net Sales Proceeds-scheduled terminations	15,479,989.75
Excess wear and tear included in Net Sales Proceeds	102,600.57
Excess mileage included in Net Sales Proceeds	301,450.77
Subtotal	54,210,798.81
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	13,907.51
Total Available Collections	54,224,706.32
Reserve Account Draw Amount	0.00
Total Available Funds	**54,224,706.32**

Distributions

(1) Total Servicing Fee	640,396.77
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	584,293.92
(4) Priority Principal Distribution Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distribution Amount	49,824,104.38
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	3,175,911.25
Total Distribution	**54,224,706.32**

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	640,396.77	640,396.77	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	584,293.92	584,293.92	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	24,527.15	24,527.15	0.00
thereof on Class A-2B Notes	38,641.10	38,641.10	0.00
thereof on Class A-3 Notes	329,416.67	329,416.67	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	584,293.92	584,293.92	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	49,824,104.38	49,824,104.38	0.00
Principal Distribution Amount	49,824,104.38	49,824,104.38	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,026.07
minus Net Investment Earnings	1,026.07
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,026.07
Net Investment Earnings on the Exchange Note	
Collection Account	12,881.44
Investment Earnings for the Collection Period	13,907.51

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	768,476,127.97	21,501
Principal portion of lease payments	11,451,585.00	
Terminations- Early	21,178,768.72	
Terminations- Scheduled	13,545,659.76	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,648,090.89	
Securitization Value end of Collection Period	718,652,023.60	20,297

Pool Factor	47.59%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	23.96	10.06
Weighted Average Seasoning (months)	11.46	26.71
Aggregate Base Residual Value	1,109,844,215.49	626,403,118.49
Cumulative Turn-in Ratio		93.03%
Proportion of base prepayment assumption realized life to date		66.19%
Actual lifetime prepayment speed		0.59%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	715,674,709.08	20,224	99.59%
31-60 Days Delinquent	2,214,082.86	53	0.31%
61-90 Days Delinquent	610,621.33	16	0.08%
91-120 Days Delinquent	152,610.33	4	0.02%
Total	718,652,023.60	20,297	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	639,533.17	19	15,390,133.81	432
Liquidation Proceeds	453,923.34		11,972,157.73	
Recoveries	502,634.99		2,617,012.84	
Principal Net Credit Loss / (Gain)	(317,025.16)		800,963.24	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.512)%
Prior Collection Period	(0.085%)
Second Prior Collection Period	0.117 %
Third Prior Collection Period	0.235 %
Four Month Average	(0.061)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.053%
Average Net Credit Loss / (Gain)	1,854.08

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	37,732,986.20	1,184	486,643,300.44	15,020
Sales Proceeds and Other Payments Received	37,380,006.05		472,239,425.62	
Residual Loss / (Gain)	352,980.15		14,403,874.82	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.570%
Prior Collection Period	1.471 %
Second Prior Collection Period	1.914 %
Third Prior Collection Period	2.084 %
Four Month Average	1.509%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	0.954%
Average Residual Loss / (Gain)	958.98